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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                              Carmike Cinemas Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  143 436 103
                                 (CUSIP Number)

Mr. Robert M. Raiff                        With a copy to:
152 West 57th Street                       Lawrence G. Goodman, Esq.
New York, New  York 10019                  Swidler Berlin Shereff Friedman, LLP
(212) 247-4000                             919 Third Avenue
                                           New York, New York 10022
                                           (212) 758-9500
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 20, 1999
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP No. 143 436 103                                         Page 2 of 6 Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  Robert M. Raiff

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|_|
                                                                       (b)|X|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           492,000
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON                           492,000
         WITH
                       10      SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           492,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.95%

14       TYPE OF REPORTING PERSON*
                           IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                                  SCHEDULE 13D

         This Amendment No. 4 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of September 17, 1997 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D relating to the event date of February 9, 1998, Amendment No. 2 to the Schedule 13D relating to the event date of March 26, 1998 and Amendment No. 3 to the
Schedule 13D relating to the event date of November 24, 1998, filed by Robert Raiff relating to the Class A Shares of common stock (the "Common Stock") of Carmike Cinemas, Inc. ("Carmike"). The address of Carmike is 1301 First Avenue, Columbus, GA 31901. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 3.  Source and Amount of Funds

         Item 3 is amended to add the following:

         As of January 22, 1999, Mr. Raiff beneficially owns 492,000shares of Common Stock. All 492,000 shares of Common Stock are held by entities and managed accounts over which Mr. Raiff has investment discretion. All shares of Common Stock owned by Mr. Raiff were purchased in open market transactions. Since the filing of Amendment No. 3 to the Schedule 13D, 16,800 shares of Common Stock were purchased at an aggregate cost of $330,193.60 (see Schedule
A). The funds for the purchases of the shares of Common Stock held by the Partnerships and the Fund came from capital contributions to the Partnerships by their general and limited partners and capital contributions to the Fund by its shareholders. The funds for the purchases of shares held in the managed accounts over which Mr. Raiff has investment discretion came from the accounts' own funds. Margin was used in purchasing shares of Common Stock.

Item 5.  Interest in Securities of the Issuer

         Item 5 is amended and restated in its entirety to read as follows:

         (a) and (b) As noted above, as of the date hereof, Mr. Raiff is the beneficial owner of 492,000 shares of Common Stock. Based on Carmike's Quarterly Report on Form 10-Q for the period ended September 30, 1998, there were 9,942,487 shares of Common Stock outstanding. Therefore, Mr. Raiff beneficially owns 4.95% of the outstanding Common Stock. Mr. Raiff has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that are currently beneficially owned by Mr Raiff.

         (c) Attached as Schedule A is a description of the transactions in the Common Stock that were effected by Mr. Raiff since the filing of Amendment No. 3 to the Schedule 13D.

         (d) Not Applicable.

         (e) Mr. Raiff ceased to be the beneficial owner of more than five percent (5%) of the Common Stock on January 20, 1999.



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                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             By:/s/ Robert M. Raiff
                                                -------------------
                                                Robert M. Raiff

Dated: January 22, 1998



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                                   SCHEDULE A

Purchases and (Sales) of Shares of Common Stock Since the Filing of Amendment No. 3 to the Schedule 13D.




                   Purchase       Number             Price
   Date            or Sale      of Shares         Per Share      Value
  ------           -------      ---------         ---------      -----
 11/27/98            Sale        (33,500)          $20.3862      $(682,937.35)
 11/30/98          Purchase       2,200            20.0000           44,000.00
 12/01/98            Sale        (25,000)          19.7500        (493,750.00)
 12/04/98            Sale        (20,000)          19.0044        (380,088.00)
 12/07/98            Sale        (14,200)          18.8776        (268,061.92)
 12/08/98            Sale        (1,500)           18.8750         (28,312.50)
 12/18/98          Purchase       3,000            19.6854           59,056.20
 12/21/98          Purchase       3,000            19.7500           59,250.00
 12/23/98          Purchase       3,000            19.7958           59,387.40
 12/29/98            Sale        (3,900)           19.9343         (77,743.62)
 12/29/98          Purchase       5,600            19.3750          108,500.00
 01/04/99            Sale        (6,500)           20.0000        (130,000.00)
 01/05/99            Sale        (5,500)           19.9091        (109,500.05)
 01/20/99            Sale       (118,600)          17.7500      (2,105,150.00)

*  Does not include commissions